UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:   June 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

News release dated June 26, 2009 issued by the registrant announcing the purchase on June 26, 2009 of ordinary shares in the registrant by Mrs. Allner, the wife of Mr. Andrew Allner, a non-executive director of the registrant.

EXHIBITS

Exhibit No.	Description
1.1

News release dated June 26, 2009 issued by the registrant announcing the purchase on June 26, 2009 of ordinary shares in the registrant by Mrs. Allner, the wife of Mr. Andrew Allner, a non-executive director of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: June 26, 2009	By: /s/ Will Gardiner Will Gardiner Chief Financial Officer

EXHIBIT 1.1

News Release

Director/PDMR Shareholding

RNS Number : 6166U

CSR plc

26 June 2009

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that on Friday 26 June 2009, Mrs Allner, the wife of Mr Andrew Allner, a non-executive director of the Company, acquired 2,850 ordinary shares in the Company at £3.49555 per share. Mrs Allner's total shareholding in the Company is 2,850 ordinary shares.

This information is provided by RNS

The company news service from the London Stock Exchange